Groundfloor Finance Inc.

OFFICES	Mailing address
75 Fifth Street, NW, Suite 214	3355 Lenox Rd., Suite 750
Atlanta, GA 30308	Atlanta, GA 30326

July 1, 2015

VIA EDGAR & EMAIL DELIVERY (MARTINE@SEC.GOV)

Erin E. Martin

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Finance Inc.

Offering Statement on Form 1-A

Filed March 23, 2015

File No. 024-10440

Dear Ms. Martin:

Groundfloor Finance Inc. (the “Company”) hereby submits for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to that certain Offering Statement on Form 1-A (the “Offering Statement”, including Part II thereof which is referred to generally as the “Offering Circular”) filed on March 23, 2015, as amended April 23, 2015 and May 22, 2015. The Offering Statement has been revised in response to your comment letter dated June 12, 2015 (the “Comment Letter”) and to make certain other updates, including revisions to comply with the Commission’s modifications to the rules under Regulation A of the Securities Act of 1933, as amended, and the requirements of the new Form 1-A effective June 19, 2015.

The Company is also providing the following responses to the Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italics. Please note that references to page numbers in the responses refer to page numbers of the attached version of Amendment No. 3. Capitalized terms not otherwise defined below have the meanings set forth in the Offering Circular.

General

1.	We note your response to comment 2 in our letter dated May 8, 2015 and your intention to offer securities that represent obligations of Groundfloor. However, certain disclosure continues to be inconsistent with that intention. Please revise the Offering Circular to accurately describe the nature of the security being offered. For example, we note the following:

•	On pages 24-25, you state that investors may be required to return payments made on a series of LROs in certain circumstances, for example, if and when a developer’s loan payment is rescinded or must otherwise be returned pursuant to Bankruptcy Law or otherwise. This disclosure implies that the LRO investor is directly funding the corresponding loan and that you will pass-through to LRO holders any obligation on the part of the company to return developer loan payments. We note that payments made by the Developer within a certain period of time prior to bankruptcy may be recovered as preferential transfers. Your intention to recover from investors any amounts you may owe on this basis gives the impression that the LRO investors are directly funding the corresponding loan and will therefore have potential liability for preferential transfers. Please explain how you may require investors to return loan payments made by you to the investor.

U.S. Securities and Exchange Commission

July 1, 2015

•	On page 72, you also indicate that investors, who in the ordinary course of business participate in credit transactions, must consider the application of the Equal Credit Opportunity Act in connection with their consideration of any Projects or Loans. This also gives the impression that the LRO investors are directly funding the Projects or Loans. Please revise to clarify that investors must consider the application of the Equal Credit Opportunity Act in determining to invest in the LROs, a debt instrument issued by Groundfloor.

The Company respectfully informs the Staff that the disclosure on page 24 stating that investors may be required to return payments made on a series of LROs in certain circumstances, for example, if and when a developer’s loan payment is rescinded or must otherwise be returned pursuant to Bankruptcy Law or otherwise, was inadvertently retained in the Offering Circular. Such a provision is no longer present in the LRO Agreement, and, therefore, the Company has removed the corresponding disclosure from Amendment No. 3.

The Company has also revised the disclosure on page 64 regarding investors who in the ordinary course of business participate in credit transactions to clarify that such investors must consider the application of the Equal Credit Opportunity Act in determining to invest in the LROs, a limited obligation of the Company.

2.	Your response to comment 4 in our letter dated May 8, 2015 indicates that you may modify the LROs in a manner that could impact the amounts that may be paid as LRO Payments or the actual yield. We note your view that any such modification would not modify the terms or structure of the LRO itself. Since the amount to be paid, or yield, is a material and fundamental term of the LROs being offered, it appears that a future modification of this term may result in Groundfloor revising all the terms of the outstanding security. As a result, it is not clear whether the offering circular describes the terms of the securities being sold, because material terms can be changed after issuance, including to the detriment of the investors who hold the outstanding LROs. Please also explain to us in detail why the modification of a material or fundamental term of the LRO would not constitute a new security and offer under Section 5 of the Securities Act.

The Company has considered the issues raised by the Staff and notes that the LROs are not structured as participation interests in the underlying Loans, but represent limited obligations of the Company that are dependent upon receipt of payment on the corresponding Loans. The Company respectfully informs the Staff that, for the reasons described below, there will be no modification of any of the fundamental terms of the LRO. In order to clarify, the Company has revised terms of the LRO Agreement and has updated the related disclosures in the Offering Circular.

The fundamental terms of the LRO include:

•	the expected yield,
•	the expected timing of payment thereof,
•	the manner and timing by which the Company’s payment obligation terminates,
•	the standards that apply to the Company’s power to administer, service, collect and enforce the Loan, and the impact such actions have on the expected yield and expected timing of payment, and
•	the manner by which the Company may be in breach of its obligations under the LRO.

The LRO is structured to yield “LRO Payments” equal to the original “Purchase Amount” plus a stated annualized return (the “Expected Return”). The LRO Agreement contemplates that the LRO Payments will be made within five days of receipt of Loan Payments by the Company (the “Payment Date”). The Company’s payment obligation automatically terminates on a specified date (the “Final Payment Date”), assuming the Purchase Amount and accrued Expected Return have been paid to the holder at that time. The payment obligation would automatically extend (up to a maximum of two years), to the “Extended Payment Date”, if the amounts were not paid at that time. Through this basic structure, the LROs establish an expected yield, or expected return on investment. (the Purchase Amount plus accrued Expected Return) which is to be paid at a specified time. For instance, if the Purchase Amount was $100, at an Expected Return of 10% per annum, with a Final Payment Date of 12 months following issuance, expected yield on the LRO would be $110, to be paid no later than one year (plus five business days) after the date of issuance.

U.S. Securities and Exchange Commission

July 1, 2015

Investing in LROs, however, is not without risk, and actual receipt of the yield on the time frame specified is not guaranteed, it is expected. The LRO Agreement accounts for such uncertainty by providing that the Company’s obligation to make LRO Payments (1) is limited in nature and (2) may be satisfied by (i) payment to investors of an amount that may be more or less than the expected yield (ii) on a date that is different than originally specified.

The Company’s payment obligation is, by design, limited. Section 2(a) of the LRO Agreement specifically limits, or conditions, the Company’s obligation to make LRO Payments to amounts corresponding to investor’s pro rata share of the amount of Loan Payments actually received by the Company. The Company’s payment obligation is thus dependent upon receipt of payments on the corresponding Loan. Those amounts may include payments received at maturity as well as those received as a result of the Company’s efforts to collect and enforce the Loan. This latter category of Loan Payments include (in each case less expenses) amounts collected from borrowers as late charges, default or penalty interest, amounts received as a result of enforcement of the security interest, sale of the Loan (at or below par), and/or as a result of a negotiated loan modification that could have the effect of reducing the principal or stated interest of the corresponding Loan. When the Company undertakes collection and enforcement activities, it does so in each particular circumstance, in accordance with specific servicing standards outlined in the LRO Agreement,[1] with the goal of maximizing the amount of the LRO Payments to be paid to investors prior to termination of its limited payment obligation under the LRO.

The Company’s obligation to make LRO Payments may be satisfied by payment to investors of an amount that may be more or less than the expected yield. For example, the LRO is subject to prepayment by the Company without penalty. The expected yield on a LRO would be reduced in the event the Company prepays any portion of amounts owed prior to the Final Payment Date because there would be less time for accrual of the Expected Return. In addition, the Company’s payment obligation in Section 2(a) is specifically subject to the terms of Section 9 of the LRO Agreement, which generally covers the application of the “Collection Proceeds”[2] the Company obtains in connection with collection and enforcement activities. The LRO Agreement provides that the Company’s payment obligation will be satisfied in its entirety by payment to investors of an amount equal to the Collection Proceeds. Section 9(b) of the LRO Agreement specifically states that the:

exercise by the Company (or its agents) of its powers to administer, service and enforce the terms of the Loan and the Loan Documents, (i) could have the effect (without any further action on the part of the Holder) of adjusting the total amount of the LRO Payments owed the Holder pursuant to Section 2(a) and (ii) that such adjustment shall not, in and of itself, give rise to an Event of Default [t]hereunder.[3]

[1] The Company’s collection and enforcement efforts are governed by the servicing standards set forth in Section 8 of the LRO Agreement, including the requirement that the Company use commercially reasonable efforts (prior to termination of its limited obligation to make LRO Payments on the “Extended Payment Date”) to collect on a Loan or exercise remedies in the event of default, in each case to the extent warranted in the Company’s business judgment and consistent with reasonable commercial standards of fair dealing and industry standards customary for loans of the same general type and character as the Loan and provided that it has reasonably and prudently determined that specific action taken to administer, service, collect or enforce the Loan will not be materially adverse to the holder of the corresponding LRO.

[2] Collection Proceeds include amounts received (1) as late charges and default or penalty interest and as payment of any principal or accrued interest on the Loan that may be reduced by the Company, (2) in connection with the enforcement of any security interest in the assets pledged to secure the Loan, and (3) in connection with a sale of the Company’s right, title and interest under the Loan Documents, in each case, less costs associated with the actions taken by the Company to obtain these funds.

[3] Section 9(b) of the LRO Agreement requires the Company to promptly notify investors by email if it takes action that would materially impact the amount or timing of the LRO Payments owed to them and to inform them of the impact such action will or is expected to have on the investor’s right to receive LRO Payments.

U.S. Securities and Exchange Commission

July 1, 2015

Any resulting increase or decrease in the amount of LRO Payments to be paid under the LRO thus is specifically contemplated by the structure of the security itself, and payment of an amount different than the expected yield would not cause the Company to modify the LROs in any way or cause it to be in breach of its limited payment obligation. For instance, the total amount of the LRO Payment owed under Section 2(a) would increase if a late charge is collected on the Loan. Alternatively, the total amount of the LRO Payment owed under Section 2(a) would decrease if the Company sold the Loan below par. Even though the Company may take steps in servicing, collection and enforcing the corresponding Loan that may modify its terms, such loan modifications do not change any terms of the corresponding LROs. The adjustment to the amount of the expected yield under the LRO in this manner is automatic and specifically contemplated by its terms. The adjustment does not involve any modification of the LRO itself. It is in itself a fundamental term of the LRO.

LRO Payments may be made at a date different than originally stated. LRO Payments will occur within five days of the Company’s receipt of the Loan Payments. The LRO contemplates that the timing of the termination of the payment obligation can be changed, in that, Section 2(a) specifically permits prepayment. In addition, by its terms, in the event there remains any Purchase Amount or accrued Expected Return outstanding on the Final Payment Date, the Company’s payment obligation automatically extends for, at most, an additional two years (unless it is satisfied earlier) until the “Extended Payment Date”. In the event such extension occurs, the Company is required, in accordance with the servicing standards set forth in Section 8 of the LRO Agreement, to use commercially reasonable efforts prior to the Extended Payment Date (to the extent warranted in the Company’s business judgment and consistent with reasonable commercial standards of fair dealing and industry standards customary for loans of the same general type and character as the Loan) to maximize the amount of the LRO Payments to be made thereunder.

For these reasons, the Company believes that action taken by the Company to administer, service, collect and enforce the corresponding Loan would not cause a modification of a material or fundamental term of the LRO. As a result, this action should not be viewed as creating a new security or involving an offer under Section 5 of the Securities Act.[4]

Offering Circular Summary

Risk Factors, page 13

3.	We note your response to comment 18 in our letter dated May 8, 2015. Please include risk factor disclosure regarding the waiver and release described on page 96 and the potential impact to LRO holders.

[4] The Company notes further that the Holders are not required to give consent to the collection and enforcement actions taken by the Company. Unlike circumstances involving a consent solicitation in a typical exchange or tender offer, investors will not be put in the position of making a new or separate investment decision. See Browning Debenture Holders’ Committee v. DASA Corp., [1974-1975 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 95,071, 1975 U.S. Dist. LEXIS 12838 at *2–3 (S.D.N.Y. Apr. 16, 1975) (concluding that the issuer’s reduction in the conversion price of convertible debentures did not result in the offer and sale of a new security because it was “accomplished in the manner contemplated and expressly provided for at the time the security was issued”).

U.S. Securities and Exchange Commission

July 1, 2015

The Company has included risk factor disclosure on page 16 regarding the waiver and release described on page 87 and the potential impact to LRO holders.

Description of the Company’s Business, page 31

4.	Your response to comment 10 in our letter dated May 8, 2015 states that a LRO investor’s recourse against you “is limited to an amount equal to your pro rata share in the Loan Payments we receive on (or are applied to) the corresponding Loan.” Please revise to clarify the parenthetical “or are applied to.” Please also revise to clarify the reference to “pro rata share in the Loan Payment” considering that the LRO is not a participant in the underlying loan.

The Company has revised the disclosure throughout the Offering Circular to remove the parenthetical statement, such as “(or are applied to)” and of similar nature, but has added disclosure to advise investors that the LRO Agreement gives the Company discretion in applying amounts received from, or the account of, the Developer and that it may make payments on the LROs out of any funds at its disposal. The Company has also revised the reference to an investor’s recourse against the Company to refer to the “to an amount equal to the amount of any LRO Payments we owe you (as determined pursuant to the terms of the corresponding LRO Agreement)”.

Fees and Related Expenses, page 68

5.	We note that you may begin charging fees associated with electronic funds transfers, as described on page 70. We also note that you may begin to charge annual fees based on a percentage of funds held in an investor’s funding account, as outlined on page 70. Please explain to us whether you will be subject to any regulation relating to such account maintenance and fee charge.

The Company does not currently charge investors any fees in connection with the Offering or the use of the Platform. It does not have any specific plans to change this policy in the near future and has revised its disclosure throughout the Offering Circular accordingly.

Use of Proceeds, page 103

6.	We note your disclosure that the total aggregate purchase amount/loan principal amount related to the series of LROs is $580,000. The table presented on page 104, however, totals $530,000. Please reconcile these amounts.

The Company respectfully informs the Staff that the disclosure that the total aggregate purchase amount/loan principal amount related to the series of LROs is $580,000 was the result of a clerical error. The Company has revised the disclosure throughout the Offering Circular to state that the total aggregate purchase amount/loan principal amount related to the series of LROs is $530,000, as previously stated on the table presented on page 94.

Project Summaries

7.	We note your response to comment 21 in our letter dated May 8, 2015. Please revise to include the Project Summaries within your Offering Circular and not attached as exhibits or incorporated by reference. Refer to Item 12 of Model B of Form 1-A.

The Project Summaries are included within the Offering Circular, beginning on page PS-1.

8.	We note your response to comment 24 in our letter dated May 8, 2015. The project summaries continue to use the term “loan to value” in the top disclosure box. Please revise to present the loan to ARV metric, consistent with the disclosure elsewhere in the project summaries.

U.S. Securities and Exchange Commission

July 1, 2015

The Company has revised the Project Summaries to reference loan to ARV metric.

9.	We note your response to comment 25 in our letter dated May 8, 2015. It appears that the number of projects that are complete, but have not been sold or rented may be material to investors, particularly depending on the length of time after project completion. Please tell us what consideration you gave to including information about this metric for projects that that have been complete and have not been sold or rented for a specified amount of time, for example six months.

The Company has considered the issue raised above. It has examined whether or not the number of projects not sold or rented would be material, and the Company feels its current disclosures appropriately communicate the material information about the Developer’s business. Properties that are not rented or not sold are not necessarily marks against the Developer’s creditworthiness. Instead, these properties represent assets of the Developer, the value of which is captured on the Project Summary as Inventory Value data field in the Borrower Summary box. Likewise, any debt that remains on such properties is also captured in the Total Debt data field in the same box.

In this way, the investor can see a snapshot of the Developer’s assets and liabilities (current as of the most recently completed quarter). So long as the Developer has not defaulted on any debt that remains on unsold or un-rented properties, the Company does not view unsold or un-rented properties as indicators of materially increased credit risk. Because the Company’s automatic disqualifications cover bankruptcies, foreclosures and adverse judgments in the past 12 months, and because most residential construction loans are for 12 months, the Company believes its policies adequately pre-screen disqualified borrowers with a history of non-performance, and it would not otherwise penalize borrowers with unsold or un-rented inventory if any outstanding debt on those properties was (and remains) current and in good standing.

The Company also notes that there may be a variety of legitimate business reasons a Developer may decide to keep a property unsold or un-rented, and communicating the fact such properties exist might mislead investors into negatively assessing the Developer, when in fact those properties contribute to a high inventory dollar value.

Investor Agreement

10.	We note the revisions to Section 5 of your Investor Agreement, wherein you note that you do not currently charge fees for use of your Platform, but you may do so in the future “following completion of a particular Offering.” It is unclear what is meant by “particular Offering.” For example, please clarify if you mean that you may start charging fees following the completion of the offering of a particular series of LROs or following the completion of the offering of all series of LROs that are offered pursuant to the Offering Circular. To the extent you intend the latter, please explain to us how prospective investors would be made aware of a potentially material change to their possible investment.

The Company does not currently charge investors any fees in connection with the Offering or the use of the Platform. It does not have any specific plans to change this policy in the near future and has revised its disclosure throughout the Offering Circular accordingly.

[signature page follows]

U.S. Securities and Exchange Commission

July 1, 2015

[Signature Page to Comment Response Letter to Securities and Exchange Commission]

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me at 202-758-8041 or nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava

Director, Secretary, and Executive Vice President,

Legal & Regulatory

Groundfloor Finance Inc.

cc:	Securities and Exchange Commission

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